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                                                                 Exhibit (a)(13)



                           [LETTERHEAD OF EG&G, INC.]

FOR IMMEDIATE RELEASE

3 December 1998


               EG&G EXTENDS EXPIRATION DATE OF LUMEN TENDER OFFER


Wellesley, Mass..... EG&G (NYSE: EGG) announced today that it has extended the expiration date of its $7.75 per share cash tender offer for Lumen Technologies, Inc. (NYSE: LNM) Common Stock to 6:00 p.m., New York City time, on Tuesday, December 15, 1998. EG&G noted that the other terms and conditions of its tender offer remained unchanged.

EG&G said that it is continuing with its efforts to obtain clearance for the Lumen acquisition from the Antitrust Division of the Department of Justice as promptly as possible. The extension is being made in order to provide the Antitrust Division with an opportunity to review materials to be submitted by EG&G in response to the Antitrust Division's request for additional information.

The offer had previously been scheduled to expire at 6:00 p.m., New York City time, on Thursday, December 3, 1998. According to the depository for the offer, as of the close of business on December 2, 1998, 13,014,679 shares of Lumen common stock had been validly tendered pursuant to the offer, or approximately 59% of the total number of shares on a fully-diluted basis. This number of shares would be sufficient to satisfy the minimum condition of the offer.

EG&G, Inc. is a global technology company that provides complete systems, as well as products to medical, aerospace, semiconductor, photographic and other industries. It delivers skilled support services to government and industrial customers. Based in Wellesley, Massachusetts, EG&G has annual sales of $1.4 billion and about 12,000 employees worldwide.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase and the related Letter of Transmittal. Additional copies of such documents can be obtained by contacting Kissel-Blake, the Information Agent for the tender offer, at 1-800-554-7733.